Exhibit 23.4

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement on Form S-4 of Contango Oil & Gas Company, LLC of our report dated December 17, 2019, with respect to the consolidated balance sheets of White Star Petroleum, LLC as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in member’s equity, and cash flows for the years then ended, and the related notes, which report appears in the Form 8-K/A of Contango Oil & Gas Company dated January 13, 2020, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

The report refers to the substantial doubt regarding White Star Petroleum’s ability to continue as a going concern.

/s/ KPMG LLP

Oklahoma City, Oklahoma

November 16, 2020